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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                NIKU CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  654113-10-9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


- --------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 654113-10-9                 13G                  PAGE ___ OF ___ PAGES
- --------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        KATRINA A. GARNETT
- --------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


- --------------------------------------------------------------------------------
  3     SEC Use Only


- --------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        AUSTRALIAN CITIZEN
- --------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   4,643,229
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   4,643,229
    Person With
- --------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,643,229
- --------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


- --------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.1%
- --------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
- --------------------------------------------------------------------------------


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CUSIP NO. 654113-10-9                 13G                  PAGE ___ OF ___ PAGES
- --------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        TERENCE J. GARNETT
- --------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


- --------------------------------------------------------------------------------
  3     SEC Use Only


- --------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        UNITED STATES CITIZEN
- --------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       75,377
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   4,643,229
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        75,377
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   4,643,229
    Person With
- --------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,718,606
- --------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


- --------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.2%
- --------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
- --------------------------------------------------------------------------------


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ITEM 1(A).    NAME OF ISSUER:

              Niku Corporation

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICERS:

              305 Main Street
              Redwood City, CA 94063

ITEM 2(A).    NAME OF PERSON FILING:

              This Statement is being filed by:

              (i)    Katrina A. Garnett

              (ii)   Terence J. Garnett

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              (i)    Garnett Capital, LLC
                     2655 Campus Drive, Suite 125
                     San Mateo, CA 94403

              (ii)   Garnett Capital, LLC
                     2655 Campus Drive, Suite 125
                     San Mateo, CA 94403

ITEM 2(C).    CITIZENSHIP:

              See Item 4 of the Cover Page.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.0001 per share (the "Common Stock").

ITEM 2(E).    CUSIP NUMBER:

              654113-10-9

ITEM 3. INFORMATION IF STATEMENT IS BEING FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

              Not applicable.


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ITEM 4.       OWNERSHIP:

        1.    Katrina A. Garnett

              (a)    Amount beneficially owned:  4,643,229*

              (b)    Percent of class:  6.1%*

              (c)    Number of shares as to which the person has:

                     (i)      Sole power to vote or to direct the vote:  241

                     (ii)     Shared power to vote or to direct the vote:
                              4,643,229*

                     (iii) Sole power to dispose or to direct the disposition of: 241

                     (iv) Shared power to dispose or to direct the disposition of: 4,643,229*

        2.    Terence A. Garnett

              (a)    Amount beneficially owned:  4,718,606* **

              (b)    Percent of class:  6.2%*

              (c)    Number of shares as to which the person has:

                     (i)      Sole power to vote or to direct the vote:  75,377

                     (ii)     Shared power to vote or to direct the vote:
                              4,643,229*

                     (iii) Sole power to dispose or to direct the disposition of: 75,377

                     (iv) Shared power to dispose or to direct the disposition of: 4,643,229*

        * Terence J. Garnett and Katrina A. Garnett are co-trustees of The Garnett Family Trust u/d/t dated April 2, 1997 which holds 4,643,229 shares of Common Stock. The power to vote, direct a vote, dispose or direct the disposition of these shares of Common Stock is shared equally between these two persons as co-trustees of the The Garnett Family Trust.

              The Common Stock held by Katrina Garnett and Terry Garnett excludes 1,200,000 shares of Common Stock held in trust by the Garnett Children's Trust UTA, which shares are held for the benefit of Terry and Katrina Garnett's children. Neither Katrina Garnett, nor Terry Garnett possess any voting or dispositive power over these shares held by the Garnett Children's Trust UTA. Both Terry Garnett and Katrina Garnett disclaim any economic interest or


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              beneficial ownership in any of the shares of Common Stock held by the Garnett Children's Trust UTA.

        ** The number of shares beneficially owned by Terry Garnett does not include 3,478,372 shares held by Venrock Associates, 4,500,747 shares held by Venrock Associates II, L.P. nor 19,400 shares held by Venrock Entrepreneurs Fund. Terry Garnett, is a consultant to Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, but does not share voting or dispositive power over any of the shares held by these above mentioned entities.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Katrina Garnett and Terry Garnett are husband and wife and may be deemed to be a group within the meaning of Rule 13d-5. Both Katrina Garnett and Terry Garnett disclaim the existence of any group or the membership in any group, as the term is defined by Rule 13d-5.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10. CERTIFICATION:

              Not applicable.


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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                             /s/ KATRINA A. GARNETT
                                             -----------------------------------
                                             Katrina A. Garnett


                                             Dated: February 14, 2001

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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                             /s/ TERENCE J. GARNETT
                                             -----------------------------------
                                             Terence J. Garnett


                                             Dated: February 14, 2001





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                                  EXHIBIT INDEX

Exhibit No.                            Description
- -----------                            -----------

Exhibit 99.1 Joint Filing Agreement dated as of February 14, 2001 by and among Katrina A. Garnett and Terence J. Garnett (filed herewith).